EXHIBIT (a)(12)







                         YOU CAN'T TAKE NORFOLK SOUTHERN
                               TO GET TO THE TRUTH.
                           THEIR LINES DON'T GO THERE.

                   They say desperate people take desperate measures. Which is why Norfolk Southern is trying to inspire fear by not being honest about the proposed Conrail-CSX merger.

                   The fact is, the Conrail-CSX merger is about a mar-riage of equals, not a hostile takeover. About more competi-tion, not less. About increasing choices for shippers, not decreasing them. About opening more markets, not closing them. Most of all about more business and more job opportunities, not less.

                   The Conrail-CSX merger is about truth, not scare tac-tics, intellectual dishonesty, empty promises and analytical double-talk. The truth is:

                   The Conrail-CSX merger of equals is about commitment and strong roles for all the constituents of both companies, including Conrail's employees. Conrail and CSX take great pride in the positive relation-ships they have with their employees.

                   Only Conrail and CSX have committed to protecting employee interests by creating a board composed of equal numbers of directors from both companies; a succession plan that insures their representation among management; and to locating the corporate head-quarters of the new company in Philadelphia.

                   The Conrail/CSX pension plan will be fully funded. Combining the two pension plans results in approxi-mately $100 million in excess assets, based on the latest published data.

                   CSX and Conrail have committed to granting competi-tive access to another railroad at each and every point today served only by both CSX and Conrail, there by assuring competition.

                   CSX is a safe... very safe... railroad in 1996. The CSX train accident index rate has been one of the lowest of all Class 1 railroads. And Conrail's rate of improvement is among the best in the industry and it has the lowest number of crossing accidents of all Class 1 railroads. That doesn't mean we are smugly satisfied with our safety records; but it does mean the Conrail and CSX safety programs successfully







                   focus not only on the well-being of our employees, but also on safely meeting the needs of our customers and the communities we serve.

                   Here's the bottom line: The Conrail-CSX combination has the resources to spur unprecedented growth. In options for shippers. In opportunities for employ-ees. In benefits for everyone.

         Logos

         CARRYING AMERICA INTO THE FUTURE... TRUTHFULLY


         CSX is not soliciting, and this advertisement does not constitute a solicitation of any proxy, vote or consent as to any matter. In addition, this advertisement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy, any securities.